Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Second Half Full, Inc.
275 Montclair Dr, B6057
Tahoe City, CA 96145
https://getelivated.com

Up to $124,000.00 in Common Stock at $1.00
Minimum Target Amount: $124,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Second Half Full, Inc.
Address: 275 Montclair Dr, B6057, Tahoe City, CA 96145
State of Incorporation: DE
Date Incorporated: February 26, 2025

Terms:

Equity

Offering Minimum: $124,000.00 | 124,000 shares of Common Stock
Offering Maximum: $124,000.00 | 124,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $255.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Customer Loyalty Bonus: As a valued member of the Elivate community, you are eligible for an additional 10% bonus shares.

Time-Based Perks

Early Bird 1: Invest any amount in the first 21 days and receive 1 free nutrient IV in 2025**

Early Bird 2: Invest $1,000+ in the first 7 days and receive 5% bonus shares and 3 free nutrient IVs in 2025**

Early Bird 3: Invest $2,500+ in the first 7 days and receive 10% bonus shares and 6 free nutrient IVs in 2025**

Early Bird 4: Invest $5,000+ in the first 7 days and receive 15% bonus shares and 10 free nutrient IVs in 2025**

Mid-Campaign Perks (Flash Perks):

Flash Perk 1: Invest $1,000+ between days 22-28 | Receive 8% bonus shares

Flash Perk 2: Invest $1,000+ between days 29-35 | Receive 8% bonus shares

Amount-Based Perks

Pioneers: Invest $5,000+ and receive 10% bonus shares + bio age test, DNA methylation test, and one free nutrient IV in 2025**

Trailblazers: Invest $10,000+ and receive 12% bonus shares + 1-year Superpower membership, consult with a Functional Medicine Physician, first access to emerging treatments, 10% off 1 Regenerative or Healthy Aging IV in 2025**

Visionaries: Invest $20,000+ and receive 15% bonus shares + 3-year Superpower membership, 3 annual consults with a Functional Medicine Physician, first access to emerging treatments, 20% off 3 Regenerative or Healthy Aging IVs (1 per year for 3 years), featured in our digital marketing that could include our website, blogs, social media, emails and others**

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

** Any treatments offered as perks must be conducted where we provide our services, which are currently limited to the North Tahoe area and northwest Reno, and the investor is responsible for any travel-related expenses. Free nutrient(s) per month begins with the delivery of the first nutrient.

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Second Half Full, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the loyalty bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Elivate is redefining how we perceive and manage aging.

Every Elivate service delivered helps someone stay active, energized, and vibrant both in the moment and as they age.

We enable people to "train for longevity" as a lifelong journey based on personal goals and measurable progress. We deliver both immediate and long-term value to clients via treatments that address the root causes of aging, not just the symptoms.

● Cellular rejuvenation treatments restore cellular function and energy production, often by replenishing essential building blocks like NAD+

● Cellular regeneration treatments that repair or replace damaged cells and tissues - and enhance mobility

● Emerging therapies that slow (and will soon reverse) aging processes

Our initial customers and our ongoing target are people 35+ who embrace the opportunity to take greater control of their health and are eager to explore proactive, preventative treatments as they are developed.

Elivate is an adventure wellness company who's mission is to guide millions of Americans on a journey to track, hack, and improve our wellness and longevity so each of us can keep the adventure going for 100+ years.

Elivate currently offers IV nutrient hydration and single-ingredient IM injections to active adults looking to stay healthy, keep moving and enjoy life. We are a mobile-only service provider working with licensed medical professionals to bring wellness housecalls to the Greater Lake Tahoe region, Greater Reno and the San Francisco Bay Area to Tahoe corridor.

We're also expanding into regenerative cellular therapy (like exosomes), biomarker and cellular health tracking through work with partners like Function Health and Superpower, and we'll continue to expand our IV/IM product offerings.

Elivate was originally formed as a Nevada LLC as "Elivate Management Services LLC" and created a new Delaware C-Corp, "Second Half Full, Inc." on February 26, 2025.

Competitors and Industry

Some of the companies we consider competitor adjecent, but also partnership opportunities

Mod MD - mobile first concierge medicine services
*https://www.modmd.com/

DripBarIV - franchised traditional strip mall IV lounge
*https://thedripbar.com/

Biohackr Health - Bay Area based clinic offering biohacking treatments
*https://www.biohackr.health/

Mattr Bio Wellness - Austin, TX based club delivering prevantitive and personalized care
*https://www.mattrbiowellnessclub.com/

"Science is showing that while chronological aging is inevitable, biological aging is malleable. There's a part of it that you can fight, and we are getting closer and closer to winning that fight."

—Eric Verdin, MD, CEO., Buck Institute

The frontier of aging research is focused not just on living longer but on living better. Aging is no longer viewed as an inevitable decline; it's a process we can influence. Aging isn't a byproduct of disease—it's the underlying driver of many chronic conditions.

Science has shown that cellular damage is one of the primary drivers of aging, and factors like dehydration, nutrient deficiencies, and oxidative stress accelerate it.

Longevity & Age Tech is already a $2T industry, forecast to grow to $4.5T in 2035.

Proactive aging, a portion of this, has a market size of >$200B.

Function Health, one of the digital clinics we partner with is now valued at $2.5B (up from $191M in 6/24)

291.5M longevity seekers will spend $203B in 2025 and 3x that in 10 years

- 8 in 10 longevity seekers in the U.S. actively invest in their healthspan.
- Aging management & longevity spending will triple in the next 10 years.
- Concierge medicine alone = $19B+ market growing at 9.7% CAGR.

No matter our age, at least 80% of us can improve the pace at which we age, effectively "adding" as much as 10 or even 20 healthy active years.

Current Stage and Roadmap

The Company's mobile preventative and proactive wellness services are currently on the market and generating sales.

The Company's efforts for the next few years will be focused on

- Capturing additional market share in the greater Reno Tahoe area
- Expanding into other Northern California areas where we have established demand, like Sacramento/Grass Valley, Marin, East Bay, San Francisco & South Bay
- B2B partnerships where we provide last-mile delivery capability for developing longevity brands like Ways to Well and Superpower
- Continued R&D in the rapidly growing, changing healthy aging and longevity market
- Expand & launch new services with high margins and subscription models that generate consistent, guaranteed revenue

We have several new service launches planned over the next 12 months, including: cellular rejuvenation treatments, and proactive therapies to slow, stop or reverse the effects of cellular aging that cause age-related diseases

The Team

Officers and Directors

Name: Deirdre Davi

Deirdre Davi's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-founder, CEO & Board Member

Dates of Service: February, 2025 - Present
Responsibilities: Set the vision for the company and be the outward face of the company that embodies the vision, brand, and culture. Oversee the strategic direction and business goals of the organization. Set, track, and modify strategies to achieve business goals, collaborating with the leadership team. Deirdre has invested approximately $1.5M to establish Elivate as a revenue-generating company, all of which has been converted to equity. Deirdre will become a W2 employee with sustainable compensation post-fundraise. Other compensation, such as benefits, bonuses, etc. will be deferred until business growth can support it.

Other business experience in the past three years:

- Employer: Brightkraft, LLC
  Title: CEO, Managing Director
  Dates of Service: March, 2017 - November, 2023
  Responsibilities: Founded a strategy consulting firm in 2017 called Brightkraft and provided brand and product strategy consulting services with multiple freelance team members customized to different projects from 2017 through 2023.

Other business experience in the past three years:

- Employer: Elivate Management Services LLC
  Title: Co-founder & CEO
  Dates of Service: July, 2023 - February, 2025
  Responsibilities: Set the vision for the company and be the outward face of the company that embodies the vision, brand, and culture. Oversee the strategic direction and business goals of the organization. Set, track, and modify strategies to achieve business goals, collaborating with the leadership team.

Name: Kerry L. Glancy

Kerry L. Glancy's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder, CRO, Board Member, & Principal Accounting Officer
  Dates of Service: February, 2025 - Present
  Responsibilities: Leads strategic growth, organizational design, operational strategy for scale, market expansion & customer experience. Cross-functional team development,, people strategy, new product monetization, market expansion, and creating exceptional experiences for customers, teams and stakeholders. Handles all finance, operations, HR & legal responsibilities for the Company. Kerry has invested approximately $1M to establish Elivate as a, revenue-generating company, all of which has been converted to equity. Kerry will become a W2 employee with sustainable compensation post-fundraise. Other compensation, such as benefits, bonuses, etc. will be deferred until business growth can support it.

Other business experience in the past three years:

- Employer: Brightkraft LLC
  Title: VP, Data Intelligence & Operations
  Dates of Service: July, 2019 - May, 2024
  Responsibilities: Kerry was ntegral in pitching projects for clients like Qualcomm, Snapdragon, and Google, as well as small startups like fintech companies Harmonic Financial Services, TifiPay and RainyDayPal. Her responsibilities included global project management, setting budgets, hiring additional contractors, client & vendor management, both qualitative & quantitative research projects, data analysis, reporting & insights.

Other business experience in the past three years:

- Employer: Elivate Management Services LLC
  Title: Co-founder & COO
  Dates of Service: August, 2023 - February, 2025
  Responsibilities: Leads strategic growth, organizational design, operational strategy for scale, market expansion & customer experience. Cross-functional team development,, people strategy, new product monetization, market expansion, and creating exceptional experiences for customers, teams and stakeholders. Handles all finance, operations, HR & legal responsibilities for the Company.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business

plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $124,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights

The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company may fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Second Half Full, Inc was formed on February 26, 2025. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Second Half Full, Inc. has

incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates,

and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Deirdre Davi	3,188,648	Common Stock	51.43%
Kerry Glancy	2,196,672	Common Stock	35.43%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 124,000 of Common Stock.

Common Stock

The amount of security authorized is 7,600,000 with a total of 6,200,000 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration

The total amount outstanding includes 496,000 shares to be issued pursuant to stock options issued.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 6,200,000
  Use of proceeds: Founders shares
  Date: February 26, 2025
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

We could operate the business indefinitely. We have very low overhead costs because we are a mobile business with no employees. We likely wouldn't choose to operate without revenue, but we could. We would find someone to sell the existing customer base & brand to, like a local drip IV business.

Foreseeable major expenses based on projections:

No major expenses to speak of, rather several smaller ones. Two executive staff salaries. Additional contractor staff in operations, marketing, biz dev. Some initial project-based expenses to upgrade existing systems, inventory logistics, training & marketing.

Future operational challenges:

The biggest one is ensuring our tech stack (marketing, staffing, customer service & comms) is fully integrated, and working seamlessly so that we can meet the demand we're seeing.

Operations hiring & training

Remote inventory & service delivery logisticsNeeded

Future challenges related to capital resources:

There aren't many since we do not have any physical locations. Other mobile vehicle locations for pop-up installations. Inventory availability, storage & safety. Not sure if this is considered capital resources, but rising insurance costs, and state-based legal requirements.

Future milestones and events:

Integration of MarTech stack to streamline & grow our marketing efforts

Ongoing R&D to launch new, high-margin & subscription services

Tech-enabled recruiting, training and deployment of additional treatment staff

Deploying treatment teams in new geographic regions like Reno, Sacramento/Grass Valley, Marin, East Bay, San Francisco & South Bay (initially). All new geographic regions will be launched opportunistically where we've established demand, staff, etc.

Strategic B2B partnerships to access larger customer bases that already have established proactive aging or longevity clients

Potential white-label, last-mile services with those B2B partners

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of January 2025, the Company has capital resources available in the form of $2,500 cash on hand. The company is currently generating revenue and has the ability to continue financing operations via personal funds and other loans as needed.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We are revenue-generating and profitable on a per-service basis; however, to become profitable overall and hit our growth projections we need funding to begin marketing campaigns, hire additional people, launch new markets, and further our R&D. We have access to debt-financing, but prefer not to further tap into our own resources.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company, however they are necessary to fund the accelerated growth needed to build a sustainable business. Of the total funds that the Company has, 80% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal. We have delayed or deferred spending the money needed to fuel the growth - acquisition marketing, software, ops projects, contractors, logistics (as mentioned above).

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount of $124,000, we anticipate the Company will be able to operate for 2+ years. This is based on a current monthly burn rate of $5k for expenses related to:

$2k/month in people costs/staffing

$1k/month in inventory/COGS

$500/month in tech & software

$500/month in R&D, legal, consulting

$1000/month in marketing & partnerships

However, the Company would plateau and we would not be able to scale beyond the current locale. Our growth projections would drop by more than half; not a business the founders would opt to continue.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount of $124,000, we anticipate the Company will be able to operate for 2+ years. However, the Company would plateau, and we would not be able to scale beyond the current locale. Our growth projections would drop by more than half.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital.

Indebtedness

- Creditor: Barracuda Championship
  Amount Owed: $4,000.00
  Interest Rate: 0.0%
  Flexible invoices/debt with no terms or interest.

- Creditor: Sierra Butte Trail Stewardship/Downieville MTB Race
  Amount Owed: $3,000.00
  Interest Rate: 0.0%
  Flexible invoices/debt with no terms or interest.

- Creditor: Good Vibez/Lake Tahoe Reggaefest
  Amount Owed: $2,000.00
  Interest Rate: 0.0%
  Flexible invoices/debt with no terms or interest.

- Creditor: Music in the Park
  Amount Owed: $2,000.00
  Interest Rate: 0.0%
  Flexible invoices/debt with no terms or interest.

- Creditor: Music Fest
  Amount Owed: $751.00
  Interest Rate: 0.0%
  Flexible invoices/debt with no terms or interest.

- Creditor: Big Blue Adventures
  Amount Owed: $1,200.00
  Interest Rate: 0.0%
  Flexible invoices/debt with no terms or interest.

- Creditor: Hyperice
  Amount Owed: $3,284.00
  Interest Rate: 0.0%
  Flexible invoices/debt with no terms or interest.

- Creditor: CCMedia Publishing
  Amount Owed: $3,256.00
  Interest Rate: 0.0%
  Flexible invoices/debt with no terms or interest.

- Creditor: KTKE Radio
  Amount Owed: $1,200.00
  Interest Rate: 0.0%
  Flexible invoices/debt with no terms or interest.

- Creditor: Moonshine Ink
  Amount Owed: $1,000.00
  Interest Rate: 0.0%
  Flexible invoices/debt with no terms or interest.

- Creditor: Tahoe Tribune
  Amount Owed: $2,759.00
  Interest Rate: 0.0%
  Flexible invoices/debt with no terms or interest.

- Creditor: Tahoe.com
  Amount Owed: $975.00
  Interest Rate: 0.0%
  Flexible invoices/debt with no terms or interest.

- Creditor: Chief Growth Officer
  Amount Owed: $1,500.00
  Interest Rate: 0.0%
  Flexible invoices/debt with no terms or interest.

- Creditor: Logan LaPlante, consultant
  Amount Owed: $10,000.00
  Interest Rate: 0.0%
  Flexible invoices/debt with no terms or interest.

- Creditor: Peighton McRobie, Consultant
  Amount Owed: $2,500.00
  Interest Rate: 0.0%
  Flexible invoices/debt with no terms or interest.

- Creditor: Skylar Oswald, Consultant
  Amount Owed: $2,000.00
  Interest Rate: 0.0%
  Flexible invoices/debt with no terms or interest.

- Creditor: Thalia Tzetos, Consultant
  Amount Owed: $2,000.00
  Interest Rate: 0.0%
  Flexible invoices/debt with no terms or interest.

Related Party Transactions

Valuation

Pre-Money Valuation: $6,200,000.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation does not take into account any convertible securities currently outstanding and has been calculated on a fully diluted basis. Please see the Company Securities section for information on how any outstanding options, warrants or shares reserved for issuance under a stock plan may have been taken into account in the fully-diluted share calculation.

Use of Proceeds

If we raise the Target Offering Amount of $124,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- StartEngine Service Fees
  12.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Marketing & sales
  15.0%
  Acquisition & retention marketing

- People & Ops
  40.0%
  People costs for project work, remote Chief of Staff role, remote EAs, legal & accounting projects, fractional DOO

- Growth & Development
  15.0%
  R&D, biz dev, B2B partnerships

- Technology
  5.0%
  Tech stack integrations & streamlining

- Salaries
  7.5%
  Executive pay

If we raise the over allotment amount of $124,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%
- StartEngine Service Fees
  12.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.
- Marketing & Sales
  20.0%
  Acquisition & retention marketing
- People & Ops
  25.0%
  People costs for project work, remote Chief of Staff role, remote EAs, legal & accounting projects, fractional DOO
- Growth & Development
  20.0%
  R&D, biz dev, B2B partnerships
- Technology
  3.0%
  Tech stack integrations & streamlining
- Salaries
  14.5%
  Executive pay

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://getelivated.com (https://getelivated.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/elivate

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Second Half Full, Inc.

[See attached]

I, Deirdre Davi, the Chief Executive Officer of Elivate Management Services LLC, hereby certify that the financial statements of Elivate Management Services LLC, and notes thereto for the periods ending December 31, 2023 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 02 / 28 / 2025 (Date of Execution).

Deirdre Davi (Signature)

CEO & Board Member
_________________________ (Title)

02 / 28 / 2025
_________________________ (Date)

SECOND HALF FULL, INC, a Delaware Corporation

Financial Statements

As of and For The Period Ended

February 26th, 2025 (Inception Date)

(***Unaudited***)

ELIVATE MANAGEMENT SERVICES LLC

Index to Financial Statements

(unaudited)

SECOND HALF FULL, INC.

Balance Sheet

(*Unaudited*)

As of Inception Date	**February 26, 2025**
($USD, in Dollars)	
ASSETS	
Current Assets:	
Cash & Cash Equivalents	
Total Current Assets	**-**
Property and Equipment	
Total Assets	**$ -**
LIABILITIES AND MEMBERS' EQUITY	
Current Liabilities:	
Other Current Liabilities	
Total Current Liabilities	**-**
Total Liabilities	**-**
STOCKHOLDERS' EQUITY	
Common Stock	570
Subscription Receivable	(570)
Retained Earnings	-
Total Equity	**-**
Total Liabilities and Equity	**$ -**

See accompanying notes to financial statements.

SECOND HALF FULL, INC.

Statement of Operations

(*Unaudited*)

As of and For The Period Ended Inception Date	**February 26, 2025**
($USD, in Dollars)	
Net Revenue	$ -
Cost of Goods Sold	-
Gross Profit/ (Loss)	**-**
Operating Expenses	
General and Administrative	-
Total Operating Expenses	**-**
Net Operating Income/ (Loss)	**-**
Other Loss/ (Income)	-
Loss Before Provision for Income Taxes	**-**
Provision/(Benefit) for Income Taxes	-
Net Loss	**$ -**

See accompanying notes to financial statements.

SECOND HALF FULL, INC.

Statement of Cash Flows

(*Unaudited*)

As of and For The Period Ended Inception Date	**February 26, 2025**
($USD, in Dollars)	
CASH FLOW FROM OPERATING ACTIVITIES	
Net Income/ (Loss)	$ -
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities	
Changes In Operating Assets And Liabilities	-
Net Cash Provided By/ (Used In) Operating Activities	**-**
CASH FLOW FROM INVESTING ACTIVITIES	
Net Cash Used In Investing Activities	**-**
CASH FLOW FROM FINANCING ACTIVITIES	
Net Cash Provided By Financing Activities	**-**
Change In Cash and Cash Equivalents	**-**
Cash and Cash Equivalents—Beginning Of Year	-
Cash and Cash Equivalents—End Of Year	**$ -**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash Paid During The Year For Interest	$ -

See accompanying notes to financial statements.

SECOND HALF FULL, INC.

Statement of Changes in Equity

(*Unaudited*)

($USD, in Dollars)	Common Stock Shares	Common Stock Amount	Subscription Receivable	Retained Earnings	Total Equity
Balance—Inception Date (February 26, 2025)	-	$ -	$ -	$ -	$ -
Issuance of Stock	5,704,000	570	(570)	-	-
Net Income/ (Loss)	-			-	-
Balance—Inception Date (February 26, 2025)	**5,704,000**	**$ 570**	**$ (570)**	**$ -**	**$ -**

See accompanying notes to financial statements.

SECOND HALF FULL, INC.
Notes To The Financial Statements
As of and For the Period Ended
February 26, 2025 (Inception Date)
(*Unaudited*)

1. ORGANIZATION AND PURPOSE

Second Half Full, Inc. (hereinafter referred to as "we", "our", "us" or the "Company") was incorporated on February 26th, 2025 as a Delaware Corporation. The headquarters of the Company are located in Newark, DE.

The Company and its subsidiary namely Elivate Management Services, LLC ("Elivate") is an adventure wellness company dedicated to helping individuals track, hack, and improve their health, wellness, and longevity, empowering them to enjoy life and stay active for over 100 years. Offering mobile IV nutrient hydration and intramuscular injections, Elivate serves athletes and active individuals in the Greater Lake Tahoe, Greater Reno, and San Francisco Bay Area to Tahoe corridor, providing wellness housecalls through licensed medical professionals. With a unique online ordering system, personalized service, and scalable technology, Elivate delivers high-touch, convenient wellness solutions, including treatments, memberships, and retail merchandise.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis for reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand, and all highly liquid investments with original maturities of three months or less at the time of purchase. As of February 26th, 2025 (Inception Date), the Company's cash & cash equivalents exceeded the FDIC insured limits.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

The Company is currently in pre-revenue stage and will generate revenue from providing services to customers.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

3. EQUITY & CAPITALIZATION

The Company is authorized to issue 7,600,000 shares of common stock with par value of $0.0001 per share.

After the inception, the Company issued 5,385,320 shares of common with par value of $0.0001 to shareholders of Elivate Management Services, LLC ("Elivate") against their contribution of membership interest in Elivate to the Company. Resulting from this transaction, the Company became 100% owner of Elivate Management Services, LLC.

318,680 shares of common stock with par value of $0.0001 per share were issued to Erin Burgess (the "Investor") against contribution agreement between the Investor and Elivate Management Services, LLC. Elivate Management Services, LLC has received $160,000 from the investor for the said share purchase agreement.

Furthermore, the Company has reserved 496,000 shares of common with par value of $0.0001 pursuant to a Stock Option Plan.

4. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits which will have an adverse impact on the Company's operations and might result in outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operation in the normal course of business. There were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

5. SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 28th, 2025, which is the date the financial statements were available to be issued.

After the inception, the Company issued 5,385,320 shares of common with par value of $0.0001 to shareholders of Elivate Management Services, LLC ("Elivate") against their contribution of membership interest in Elivate to the Company. Resulting from this transaction, the Company became 100% owner of Elivate Management Services, LLC.

318,680 shares of common stock with par value of $0.0001 per share were issued to Erin Burgess (the "Investor") against contribution agreement between the Investor and Elivate Management Services, LLC. Elivate Management Services, LLC has received $160,000 from the investor for the said share purchase agreement.

Furthermore, the Company has reserved 496,000 shares of common with par value of $0.0001 pursuant to a Stock Option Plan.

Title	sign
File name	3._Second_Half_Fu...l_Statements.docx
Document ID	e317503957cb2185f0c733fe954ad203f7efc375
Audit trail date format	MM / DD / YYYY
Status	● Signed

Document History

SENT	**02 / 28 / 2025** 14:55:19 UTC-8	Sent for signature to Deirdre Davi (deirdredavi@gmail.com) from kglancy@gmail.com IP: 47.209.32.147
VIEWED	**02 / 28 / 2025** 14:55:28 UTC-8	Viewed by Deirdre Davi (deirdredavi@gmail.com) IP: 47.209.32.147
SIGNED	**02 / 28 / 2025** 14:56:02 UTC-8	Signed by Deirdre Davi (deirdredavi@gmail.com) IP: 47.209.32.147
COMPLETED	**02 / 28 / 2025** 14:56:02 UTC-8	The document has been completed.

I, Deirdre Davi, the Chief Executive Officer of Elivate Management Services LLC, hereby certify that the financial statements of Elivate Management Services LLC, and notes thereto for the periods ending December 31, 2023 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 02 / 28 / 2025 (Date of Execution).

Deirdre Davi
_______________________ (Signature)

CEO & Board Member
_______________________ (Title)

02 / 28 / 2025
_______________________ (Date)

ELIVATE MANAGEMENT SERVICES LLC

FINANCIAL STATEMENTS
(UNAUDITED)

FROM THE INCEPTION DATE (SEPTEMBER 20, 2023) TO YEAR ENDED DECEMBER 31, 2023

ELIVATE MANAGEMENT SERVICES LLC
Index to Financial Statements
(unaudited)

ELIVATE MANAGEMENT SERVICES LLC
BALANCE SHEET
DECEMBER 31, 2023
(unaudited)

As of December 31,		**2023**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$	305,105
Total current assets		**305,105**
Total assets	**$**	**305,105**
LIABILITIES AND MEMBERS' EQUITY		
Total Liabilities		**-**
MEMBERS' EQUITY		
Member's Contribution		310,344
Accumulated Deficit		(5,239)
Total Members' Equity		**305,105**
Total Liabilities and Members' Equity	**$**	**305,105**

See accompanying notes to financial statements.

ELIVATE MANAGEMENT SERVICES LLC
STATEMENT OF OPERATIONS
FROM THE INCEPTION DATE (SEPTEMBER 20, 2023) TO
YEAR ENDED DECEMBER 31, 2023
(unaudited)

From the Inception Date (September 20, 2023) to	December 31, 2023
(USD $ in Dollars)	
Net revenue	$ 5,350
Cost of Goods Sold	-
Gross Profit/ (Loss)	5,350
Operating Expenses	
General and Administrative	10,589
Total Operating Expenses	10,589
Net Operating Loss	(5,239)
Interest Expense	-
Other Loss/(Income)	-
Loss Before Provision for Income Taxes	(5,239)
Provision/(Benefit) for Income Taxes	-
Net Loss	**$ (5,239)**

See accompanying notes to financial statements.

ELIVATE MANAGEMENT SERVICES LLC
STATEMENTS OF MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2023
(unaudited)

(in , $US)		Members' Equity
Inception Date- September 20, 2023	**$**	**-**
Members' Contribution		310,344
Net Loss		(5,239)
Balance—December 31, 2023	**$**	**305,105**

See accompanying notes to financial statements.

ELIVATE MANAGEMENT SERVICES LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2023
(unaudited)

From the Inception Date (September 20, 2023) to		December 31, 2023
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$	(5,239)
Net Cash Used In Operating Activities		**(5,239)**
CASH FLOW FROM INVESTING ACTIVITIES		
Net Cash Used in Investing Activities		-
CASH FLOW FROM FINANCING ACTIVITIES		
Members' Contribution		310,344
Net Cash Provided by Financing Activities		**310,344**
Change in cash		305,105
Cash—beginning of year		-
Cash—end of year	**$**	**305,105**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-

See accompanying notes to financial statements.

NOTE 1 – NATURE OF OPERATIONS

Elivate Management Services LLC was formed on September 20, 2023, in the state of Nevada. The financial statements of Elivate Management Services LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Tahoe City, California.

Elivate is an adventure wellness company dedicated to helping individuals track, hack, and improve their health, wellness, and longevity, empowering them to enjoy life and stay active for over 100 years. Offering mobile IV nutrient hydration and intramuscular injections, Elivate serves athletes and active individuals in the Greater Lake Tahoe, Greater Reno, and San Francisco Bay Area to Tahoe corridor, providing wellness housecalls through licensed medical professionals. With a unique online ordering system, personalized service, and scalable technology, Elivate delivers high-touch, convenient wellness solutions, including treatments, memberships, and retail merchandise.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023, the Company's cash and cash equivalents exceeded FDIC insured limits by $55,105.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2023 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2023

Member's name	Ownership percentage
Deirdre Davi	100.0%
TOTAL	**100.0%**

NOTE 4 – COMMITMENT AND CONTINGENCIES

We are currently not involved with, or know of, any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – RELATED PARTY TRANSACTIONS

There are no related party transaction as of December 31, 2023.

NOTE 6 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2023, through January 20, 2025, which is the issuance date of these financial statements.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

Title	LLC CEO-certified financials
File name	ELIVATE_MANAGEMEN...inal_executed.pdf
Document ID	2bd74bcfdaeac15ef4784844ca85eb3dbadc8ca7
Audit trail date format	MM / DD / YYYY
Status	● Signed

Document History

SENT	**02 / 28 / 2025** 20:43:58 UTC-8	Sent for signature to Deirdre Davi (deirdredavi@gmail.com) from kglancy@gmail.com IP: 47.209.32.147
VIEWED	**02 / 28 / 2025** 20:44:09 UTC-8	Viewed by Deirdre Davi (deirdredavi@gmail.com) IP: 47.209.32.147
SIGNED	**02 / 28 / 2025** 20:44:30 UTC-8	Signed by Deirdre Davi (deirdredavi@gmail.com) IP: 47.209.32.147
COMPLETED	**02 / 28 / 2025** 20:44:30 UTC-8	The document has been completed.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

GET A PIECE OF ELIVATE

“You’re never too old to become younger” — Mae West

Elivate aims to transform how people perceive and manage aging by delivering proactive aging treatments with results that can be tracked with biological age metrics. Elivate has developed an innovative Longevity-as-a-Service model where teams of highly experienced nurse providers and longevity advisors deliver cutting-edge cellular rejuvenation & regeneration therapies in curated housecall experiences. One example, from data compiled via Function Health, is from a customer whose biological age decreased by 3 years over 6 months.*

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


ELIVATE
@GET ELIVATED
GETELIVATED.C

Get Equity
$1.00 Per Share

MIN INVEST $255

VALUATION $6.2M

REASONS TO INVEST

Market Size & Momentum: In 2025, 87% of Americans want to live healthier longer, but 74% lack knowledge on aging factors *(Source)*. Elivate operates in the Longevity & Healthspan Extension market, covering preventative medicine, regenerative medicine, and longevity therapy. The global regenerative medicine market alone is growing at 30%+ CAGR *(Source)*.

Profitable Product Market Fit: In 10 months Elivate achieved PMF & identified the economics to generate 23% net profit/service. With our revenue upside levers, the business model is designed to drive profitability as it scales.

Founder Alchemy: 30+ year partnership between founders creates growth potential by leveraging Deirdre’s ability to define strategy at key inflection points & Kerry’s skill at developing operational infrastructure to bring the strategy to life.

**This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.*

TEAM



Deirdre Davi • CEO & Board Member

4x founder. 30+ year strategic advisor to Google, Salesforce, Microsoft, Qualcomm. xMacromedia VP | xFacebook Director Business Marketing. Leads business development, partnerships, R&D, growth & retention. Biological age 15 years below chronological age. Freeride snowboarder riding for 100+ years of adventure.

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Kerry Glancy • COO, Co-Founder, Board Member, and Principal Accounting Officer

30+ years Strategic Growth Leader | 2x Founder | Expert in Organizational Design, Operational Strategy, Market Expansion & Customer Experience | Transforming SMBs & Enterprises | According to individual biomarker tracking data from Function Health, Kerry's biological age is 18 years younger than her chronological age | The list of places I'm going to visit will never be shorter than the places I've been, and I'm always exploring.

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Christine Loredo • Business Development | Advisor

3x founder. 25+ years Go To Market, partnership and innovation experience. AOL, Yahoo! Envestnet. Leading incubator with 40 Start ups in FinTech. Consumer and B2B software. Obsessed about adventure in the form of skiing, exploring, mountain biking, tennis across the world.

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Michelle Soraya Pourtabib • Functional Medicine Advisor

Board-Certified Functional, Family, and Obesity Medicine | Private Concierge Medical Practice Serving Children and Adults

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Terese Tatum • Advisor

Startup leader & operator | Nurse Practitioner | Define Ventures | Advisor at Millie | xOne Medical

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Linda Salomon • Advisor

Vice President of Operations @ WAYS2WELL | Strategy | Business Development | Business Planning | High-Performing Teams | Organizational Design | Operations Management

Read Less



Erin Burgess • Shareholder | Advisor

Business Development, Design, Functional Health Consultation

Read Less

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THE PITCH

Elivate enables people to live healthier longer



ELIVATE
The Future of Aging Is Changing
What Does That Mean For You?
"Science is showing that while chronological aging is inevitable, biological aging is malleable. There's a part of it that you can fight, and we are getting closer and closer to winning that fight."
—Eric Verdin, MD, CEO., Buck Institute
getelivated.com

"Longevity isn't just about living longer—it's about extending the time we remain healthy, active, and fulfilled." *– Peter Attia*

No matter our age, at least 80% of us can impact our healthspan. We can help change how we live in the second half of our years. Elivate's longevity concierge model has provided services to over 1,000 individuals focused on proactive aging. More than 30% of our customers booked a second treatment, and repeat customers were responsible for 47% of revenue between Nov '23 and Aug '24.



For the first time in human history we can manage aging
Stress
Fear
Withdrawal
Confidence
Hope
Engagement
Aging is inevitable. I can't do anything about it.
I will slow down
I will stop moving well
I may suffer from chronic diseases
I'm afraid of "getting old".
Will I lose my mind?
Will I be in pain?
What won't I be able to do?
Aging is NOT inevitable - I can manage how and how long I live.
I'm confident that I am doing what I can to live healthier longer.
I can apply my wisdom and experience in new ways.
Adventure Wellness ELIVATE

If we manage aging rather than fear it, what will we do differently?

THE SCIENCE OF AGING

Aging research has shown that cellular damage is one of the primary drivers of aging. Simply, how old your cells are is how old you are, biologically.

- Factors like dehydration, nutrient deficiencies, and oxidative stress accelerate cellular damage (and aging)
- Aging is no longer viewed as an inevitable decline; it's a process we can influence.
- Aging isn't a byproduct of disease—it's the underlying driver of many chronic conditions.
- Most chronic diseases are a result of a buildup of cellular damage.


ELIVATE
What's Possible in the New Era of Proactive Aging?
getelivated.com

MARKET SIZE

Longevity/proactive aging **treatments**, Elivate's addressable market, is forecasted to be **$63B in 2035.** This exponential growth is driven by aging populations and increased demand for longevity and wellness solutions.

- **87%** of Americans want to take steps to live healthier for longer
- **53%** want to live to the age of 100 or older
- These **291.5M** longevity seekers will spend **$203B in 2025** and **3x that in 10 years**



CONSUMER NEED

> **Faith Conover**
> 4 days ago
> ★★★★★
> The best asset to have, their expertise has been a life saver. If you're looking for the best recovery plan, this is it!

**This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.*

74% of US longevity seekers **don't know HOW to influence their aging and longevity.**

- The vast majority aren't aware of the growing preventative health market & opportunities
- Proactive aging therapies are being developed in real-time and consumers aren't able to separate credible solutions from influencer trends
- Cutting-edge prevention and aging management therapies are not accessible through primary care

OUR SOLUTION

Curated in-home experiences to deliver treatments that help people live healthier longer


41.2
Biological Age
Your biological age is 15.9 years younger than your calendar age.
Based on lab tests from January 2024
Read more
functionhealth.com

Actual data: According to Function Health individual biomarket tracking data from January 2024, Elivate's founder and CEO is 16 years biologically younger than her chronological age. In one 6 month period using supplements and nutrient infusions she lowered her biological age by 3 years. She's still working to get below 40!

We are now able to understand how our body is aging using multiple data sources: DNA, blood biomarker tracking, and wearables data combine to give us actionable knowledge.

- **Familiar:** One-click scheduling eliminates friction & uncertainty as people learn about preventative healthcare
- **Proactive:** Fully focused on systemic prevention and proactive opportunities for healthspan
- **Trusted:** Licensed RNs, PAs, and NPs provide high-touch care-giving and problem-solving
- **Personalized:** Longevity advisor | nurse team tailor treatments to each customer's needs & goals
- **Accessible:** On-demand, one-click schedule request breaks down obstacles to the unfamiliar preventative health space
- **Innovative:** We source and verify cutting-edge treatments to give customers the treatment possibilities, suppliers, and efficacy
- **Credible:** Our job is to Elivate accessing and cutting-edge treatments that address the root causes of aging sourced from highly-vetted suppliers
- **Affordable:** Pay for treatments vs. concierge doctor subscriptions or biohacking club memberships
- **Engaging:** Focused attention and care promotes ongoing relationships
- **Effective:** Elivate visits are designed to support individuals in managing their pace of aging
- **Measurable:** Tracking biological age empowers customers to see measurable improvements.

TRACTION



- Concept to service delivery in 141 days - in the most medically-regulated state in the US
- $255 ARPU | 80% gross margin | $56 (23%) net profit per service
- More than 30% of our customers booked a second treatment between Nov '23 and Aug '24
- Repeat customers were responsible for 47% of revenue between Nov '23 and Aug '24
- $95k revenue in the first 10 months
- Customer lifetime value >$1500
- Labor costs down 67%, COGS down 41%
- Installation at The Village at Palisades Tahoe

Past performance is not a guarantee of future results. While we strive to achieve continued growth, market conditions, economic factors, and other external influences may impact our ability to maintain this momentum.

PROVEN SCALABLE BUSINESS MODEL

Elivate's longevity concierge model has resulted in repeat customers generating 47% of revenue, with a reported net profit of 23% per service

- Zero fixed costs, demand-based just-in-time provider coverage & delivery model
- Fixed labor cost based on nurse hours per visit
- Revenue upside levers
- Emerging treatments have the potential to significantly increase revenue per service
- Revenue multiplier per visit - 3-4 clients

GROWTH TRAJECTORY

We have established profitable product market fit and it's time to scale, both directly to consumers and in partnership with other brands as a white-label service.

Elivate is focused on one specific stage in the growing preventative healthcare industry - treatment delivery to consumers. This proven and intentional focus enables Elivate to provide last-mile delivery to consumers AND partners - as a white-label service for digital clinics, bio-wellness clubs, and any proactive wellness brand interested in deepening customer relationships without investing in the technology and provider infrastructure needed to execute efficiently.

Join us in shaping the future of aging & longevity, empowering millions to live healthier, more fulfilling lives.

The treatments and services offered by Elivate are not FDA-approved and should not be considered a substitute for professional medical advice, diagnosis, or treatment.

ABOUT

HEADQUARTERS
275 Montclair Dr, B6057
Tahoe City, CA 96145

WEBSITE
View Site

Elivate aims to transform how people perceive and manage aging by delivering proactive aging treatments with results that can be tracked with biological age metrics. Elivate has developed an innovative Longevity-as-a-Service model where teams of highly experienced nurse providers and longevity advisors deliver cutting-edge cellular rejuvenation & regeneration therapies in curated housecall experiences. One example, from data compiled via Function Health, is from a customer whose biological age decreased by 3 years over 6 months.*

TERMS

Elivate

Overview

PRICE PER SHARE
$1

VALUATION
$6.2M

DEADLINE
May. 1, 2025 at 6:59 AM UTC

FUNDING GOAL
$124K - $124K

Breakdown

MIN INVESTMENT
$255

OFFERING TYPE
Equity

MAX INVESTMENT
$124,000

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
124,000

MAX NUMBER OF SHARES OFFERED
124,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-Term Debt	$0	$0
Long-Term Debt	$0	$0
Revenue & Sales	$0	$0
Costs of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Customer Loyalty Bonus: As a valued member of the Elivate community, you are eligible for an additional 10% bonus shares.

Time-Based Perks

Early Bird 1: Invest any amount in the first 21 days and receive 1 free nutrient IV in 2025**

Early Bird 2: Invest $1,000+ in the first 7 days and receive 5% bonus shares and 3 free nutrient IVs in 2025**

Early Bird 3: Invest $2,500+ in the first 7 days and receive 10% bonus shares and 6 free nutrient IVs in 2025**

Early Bird 4: Invest $5,000+ in the first 7 days and receive 15% bonus shares and 10 free nutrient IVs in 2025**

Mid-Campaign Perks (Flash Perks):

Flash Perk 1: Invest $1,000+ between days 22-28 | Receive 8% bonus shares

Flash Perk 2: Invest $1,000+ between days 29-35 | Receive 8% bonus shares

Amount-Based Perks

Pioneers: Invest $5,000+ and receive 10% bonus shares + bio age test, DNA methylation test, and one free nutrient IV in 2025**

Trailblazers: Invest $10,000+ and receive 12% bonus shares + 1-year Superpower membership, consult with a Functional Medicine Physician, first access to emerging treatments, 10% off 1 Regenerative or Healthy Aging IV in 2025**

Visionaries: Invest $20,000+ and receive 15% bonus shares + 3-year Superpower membership, 3 annual consults with a Functional Medicine Physician, first access to emerging treatments, 20% off 3 Regenerative or Healthy Aging IVs (1 per year for 3 years), featured in our digital marketing that could include our website, blogs, social media, emails and others**

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

*** Any treatments offered as perks must be conducted where we provide our services, which are currently limited to the North Tahoe area and northwest Reno, and the investor is responsible for any travel-related expenses. Free nutrient(s) per month begins with the delivery of the first nutrient.*

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Second Half Full, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the loyalty bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Inter company debt or back payments.

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FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

When will I receive my shares?

At the close of an offering, all investors whose funds have “cleared” by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of “closes” or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as ‘Invested’ on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

More FAQs

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

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Hitting The Target Goal Early & Oversubscriptions

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

RECEIPT

ViaTech Publishing Solutions, Inc.

5668 E. 61ST STREET
Commerce , CA 90040
US

Merchant ID

attorneysc

Return Codes

Request ID

7406000409186813203255

Result Code

SOK - Request was processed successfully.

Authorization Code

193390

Order Information

Order Number

10788088

Subtotal Amount

654.00 USD

Total Amount

654.00 USD

Transaction Type

Sale

Transaction Date

Feb 26 2025 12:00:40 PM PST

Authorization Date

Feb 26 2025 12:00:40 PM PST

Customer Information

Name

KERRY GLANCY

Credit Card Type

Visa

Credit Card Number

XXXX XXXX XXXX 2883

Billing Information

KERRY GLANCY

275 MONTCLAIR DRIVE, B6057

TAHOE CITY, CA 96145

US

Delaware

The First State

I, CHARUNI PATIBANDA-SANCHEZ, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY "SECOND HALF FULL, INC." IS DULY INCORPORATED UNDER THE LAWS OF THE STATE OF DELAWARE AND IS IN GOOD STANDING AND HAS A LEGAL CORPORATE EXISTENCE SO FAR AS THE RECORDS OF THIS OFFICE SHOW, AS OF THE TWENTY-EIGHTH DAY OF FEBRUARY, A.D. 2025.

AND I DO HEREBY FURTHER CERTIFY THAT THE SAID "SECOND HALF FULL, INC." WAS INCORPORATED ON THE TWENTY-SIXTH DAY OF FEBRUARY, A.D. 2025.

AND I DO HEREBY FURTHER CERTIFY THAT THE ANNUAL FRANCHISE TAXES HAVE BEEN ASSESSED TO DATE.

Charuni Patibanda-Sanchez, Secretary of State

10112576 8300

SR# 20250834014

Authentication: 203048620

Date: 02-28-25

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:17 PM 02/26/2025
FILED 03:17 PM 02/26/2025
SR 20250762167 - File Number 10112576

CERTIFICATE OF INCORPORATION
OF
SECOND HALF FULL, INC.

Article I

The name of the corporation is Second Half Full, Inc. (the "**Corporation**").

Article II

The registered office of the Corporation in the State of Delaware is located at 131 Continental Drive, Suite 305, Newark, DE 19713 in New Castle County. The name of the registered agent of the Corporation at such address is LegalInc Corporate Services Inc.

Article III

The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Article IV

The Corporation shall have authority to issue Seven Million Six Hundred Thousand (7,600,000) shares of common stock, par value $0.0001 per share.

Article V

The name and mailing address of the incorporator are as follows:

Name	Mailing Address
Jeffrey S. Marks	9 Chatelaine Newport Coast, CA. 92657

Article VI

A director shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided that this Article VI shall not eliminate or limit the liability of a director (i) for any breach of his duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derives an improper personal benefit. This Article VI shall not eliminate or limit the liability of a director for any act or omission occurring prior to the date when this Article VI becomes effective.

Any repeal or modification of the foregoing provisions of this Article VI by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

Article VII

The Corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same exists from time to time, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding.

In addition, the Corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same may exist from time to time, pay to such person any and all expenses (including attorneys' fees) incurred in defending or settling any such action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer, to repay such amount if it shall ultimately be determined by a final judgment or other final adjudication that he is not entitled to be indemnified by the Corporation as authorized in this Article. The rights to indemnification and to the advancement of expenses conferred in this Article VII shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, this Certificate of Incorporation, the Bylaws of this Corporation, by agreement, vote of stockholders, or disinterested directors or otherwise.

Article VIII

The duration of the Corporation shall be perpetual.

Article IX

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter, amend or repeal the Bylaws of the Corporation.

Article X

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

I, **THE UNDERSIGNED**, being the incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, does make this Certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly has executed this Certificate on February 13, 2025.

Jeffrey S. Marks

Jeffrey S. Marks, Incorporator

Exhibit G: TTW Materials

Making longevity accessible



Live healthier longer

For the first time in human history we can manage aging

Stress
Fear
Withdrawal

→

Confidence
Hope
Engagement

Aging is inevitable. I can't do anything about it.

- I will slow down
- I will stop moving well
- I may suffer from chronic diseases

I'm afraid of "getting old".

- Will I lose my mind?
- Will I be in pain?
- What won't I be able to do?

→

Aging is NOT inevitable - I can manage how and how long I live.

I'm confident that I am doing what I can to live healthier longer.

I can apply my wisdom and experience in new ways.

87% want to live better longer but don’t know how

The goal

- → **87% (291.5M) want to take steps to live healthier for longer**
- → **53%** want to live to the age of 100 or older
- → **81% are willing to spend to increase their longevity** [Forbes Health survey]

The gap

- **74%** don’t know **HOW to influence their aging and longevity**
- **Current healthcare is reactive**, focused on diagnosing & treating a problem
- **Aging management therapies aren’t available** via traditional healthcare

Opportunity: Personalized proactive aging management

To increase human healthspan at scale, proactive aging treatments & results need to be accessible

- Educate what's possible
- Identify personal fears & goals
- Track personal data
- Recommend customized action
- Prioritize options & timing
- Try & treat
- Measure progress

"Longevity isn't just about living longer—it's about extending the time we remain healthy, active, and fulfilled."

– Peter Attia

80% of us can slow our pace of aging by 10 to 20 years

1. Lifestyle best practices support cellular health and repair

Since aging results from cellular damage, lifestyle factors are at the core of proactive aging.

- Balanced Diet
- Movement and activity
- Adequate Sleep

2. Emerging therapies impact root causes of aging

1. Cellular Rejuvenation
2. Cellular Regeneration
3. Cellular Energy production


41.2
Biological Age
Your biological age is 15.9 years younger than your calendar age.
Based on lab tests from January 2024
Read more
functionhealth.com

Founder & CEO actual data

Adventure Wellness ELIVATE

Longevity is a $200B+ Industry in Growth Mode

291.5M longevity seekers will spend $203B in 2025, & 3x that in 10 years

- **8 in 10 longevity seekers** in the U.S. actively investing in their healthspan
- Aging management & longevity **spending will triple in the next 10 years**.
- **Concierge medicine alone = $19B+ market growing at 9.7% CAGR**.
- **High-income, aging affluents** demand in-home, premium care.

Current options are focused on the top 5%

Concierge doctor subscriptions

- Personalized and on-demand
- Limited access to cutting-edge therapies
- Advice of one doctor vs. thousands
- Often not focused on prevention
- Small practice volumes = limited access
- $5 to $50k annual not affordable for most

Bio-optimization clubs

- Centralized club accessibility
- Pay for personalization
- Access to cutting-edge therapies
- Proprietary programs/therapies of medical staff
- Focused on prevention and trends
- Urban
- $10 to $20k not affordable for most

Gap: Affordable access to Proactive Aging Treatments & Results

ELIVATE enables people to live healthier longer

Curated in-home experiences deliver proactive aging results

- **Familiar**: One-click scheduling eliminates friction & uncertainty
- **Proactive**: Fully focused on systemic prevention and possibilities
- **Credible**: Licensed RNs, PAs, and NPs provide care-giving and problem-solving skills
- **Accessible**: New frontiers of treatments made available with appropriate oversight
- **Affordable**: Pay for treatments vs. concierge doctor subscriptions or biohacking club memberships
- **Curated**: Wellness advisors focus on goals, target results & desired experience
- **Engaging**: Focused attention and care promotes ongoing relationships
- **Effective:** Every Elivate visit contributes to managing the pace of aging
- **Measureable**: Biomarker & biological age data-driven treatments, quantitative results

Our Early Traction is the Foundation for Scaling

- $135K revenue in Year 1 (2x typical IV franchise in Year 5)
- 80% infusion margin, 95% injection margin
- 80% lead conversion rate based on 1-click schedule CX design
- 47% revenue from repeat customers
- Customer lifetime value >$1,500

High-leverage scalable growth starting NOW

Year	Customers	ARPU	Revenue	% Repeat Revenue
2024	700	$255	$135K	47%
2025	4,855	$325	$1.2M	55%
2027+	20,000+	$2,500	$20M+	65%+

Growth Drivers:

- Geographic expansion (Tahoe → Bay Area → Nationwide)
- Revenue upside: 3-4 services/visit + emerging treatments 10 to 20x price
- Increased repeat customers & retention
- Stable cost structure per visit, regardless of treatment price

Projections: unique business model, differentiated customer value



Partner Treatments
Regenerative Treatments
Nutrient Treatments
Gross Revenue
$25,000,000
$20,000,000
$15,000,000
$10,000,000
$5,000,000
$0
$134,192
$1,237,591
$5,890,345
$20,027,173
2024
2025
2026
2027

Highly efficient scaling: Significantly higher revenue without proportional increase in delivery costs

Fixed Delivery Costs: based on nurse hours per visit (majority is one hour)

Variable Revenue: Emerging treatments will yield 10 to 20x revenue per service

Why We Win


Faith Conover
4 days ago
The best asset to have, their expertise has been a life saver. If you're looking for the best recovery plan, this is it!

- **High-leverage scalable model**: Cost based on visit, revenue based on services (removes fixed costs of IV clinics & wellness centers)
- **Flexible demand-driven expansion**
- **Deep affinity & relationships** housecalls yield higher satisfaction, trust, repeat purchases, and retention
- **Proprietary customer insights** improve personalization & lifetime value
- **Defined industry value:** Last mile delivery infrastructure can add value to all partner types in growing longevity industry

Growth Phase 1: B2C scale via demand-response expansion

Efficient customer acquisition:

- leveraging partnerships & active communities (Bottlerock + 700 customers)
- Co-marketing partnerships with aligned brands (Superpower, Hundred)

Increased revenue per nurse hour

Larger delivery footprint via geographic Expansion: Bay Area and beyond

- Markets in demand by existing customers
- Just-in-time nurse coverage in flexible "pods" without set-up costs

Growth Phase 2: B2B white label longevity as a service

Last mile treatment delivery

Whitelabel in-home services to enhance customer relationships for multiple partner types

- Digital functional health platforms (Function, Superpower)
- Biowellness/recovery center brands (love.life, Mattr)
- Supplement brands
- Specific health category brands (gut health, sexual health, brain health, etc.)

Proven Leadership Duo Powers Elivate's Rapid Growth



Deirdre Davi, Co-founder, CEO
Visionary Innovator
4x founder

Inflection point strategy
White space vision
Business model innovation
Deep consumer understanding

60+ years of experience
Entrepreneurs, strategists, operators
30+ years partnership
6 industries

Collaborative superpowers:

Customer experience
Relationships & retention
Lead gen & acquisition
Speed of execution



Kerry Glancy
Co-founder, CRO
Strategic Operator
3x founder

Growth strategy
Scaling operations
Revenue optimization

Investment Opportunity: Why Now?

Be part of redefining how we perceive and manage aging

- Aging science is at an inflection point: **90% of the most effective therapies are still to come**
- **Early entrant advantage:** in home longevity concierge services - means we'll be able to provide these treatments as they emerge
- **Defined place in exploding market:** ensure people get results by getting them tested & vetted treatments
- **High value initial customer base** with recurring revenue upside
- **High leverage scalable model** with growing ARPU on stable COGS


@GET ELIVATED
GETELIVATED.CO
Join us in the Elivate mission and growth opportunity
Invest in the longevity industry for the price of one IV!

Crowdfund TTW investor communications

Phase 1 TTW Content

Outreach 1 2/25
Outreach 2 2/26
Outreach 3 2/27

Pre-launch Social

ALL DRAFTS IN HUBSPOT, D TO EDIT AND SCHEDULE/POST


ELIVATE
@GET ELIVATED

🚀 Big launch coming this week - and you're invited! 🚀

The future of aging is in your hands.

What would change if you could take control of your aging process - and live healthier, longer?

We're at a turning point in human history. Cutting-edge longevity treatments are emerging that can slow aging, rejuvenate cellular function, and even regenerate damaged cells.

Elivate's mission is to redefine how we perceive and manage aging by delivering these proactive aging treatments directly to consumers.

In just 18 months Elivate has already helped nearly 1,000 people feel and function better on their way to 100+ years of adventure.

Now, we're about to take a huge step forward to help thousands more live healthier, longer. And this is your chance to be part of the growth!

We're launching a Regulation Crowdfunding campaign on StartEngine very soon.

🚀 Priority access is open!

Be among the first to reserve your spot!

#LongevityTech #HealthyAging #Elivate #TheFutureIsNow #StartupInvesting


ELIVATE
@GET ELIVATED
GETELIVATED.C

IG 2/25

What if you had the power to take action to live healthier, longer? 🤔

Now you do! We're at a first-in-human-history moment. Cutting-edge longevity treatments are emerging that can slow aging, rejuvenate cells, regenerate tissues after injury, and extend healthspan.

Elivate is redefining how we perceive and manage aging by delivering proactive aging treatments directly to your house! We offer cellular rejuvenation treatments now that deliver both immediate and long-term value by addressing the root causes of aging, not just the symptoms.

Elivate has already helped nearly 1,000 people feel and function better on their way to 100+ years of adventure.

🚀 Now we're taking things to the next level to help thousands more live healthier, longer. We're launching a Regulation Crowdfunding campaign on StartEngine! 🚀

✨ Priority access is open! Be among the first to reserve your spot.
🔗 Tap the link in bio to secure priority access or book a meeting to learn more!

#LongevityTech #HealthyAging #Elivate #TheFutureIsNow #WatchThisSpace #LongevityRevolution

NOTE: Part of Elivate's Regulation Crowdfund Testing the Waters phase. No Money Or Other Consideration Is Being Solicited, And If Sent In Response, Will Not Be Accepted. No Offer To Buy The Securities Can Be Accepted And No Part Of The Purchase Price Can Be Received Until The Offering Statement Is Filed And Only Through An Intermediary's Platform. An Indication Of Interest Involves No Obligation Or Commitment Of Any Kind. "Reserving" Securities Is Simply An Indication Of Interest.


THE FUTURE OF
LONGEVITY IS HERE
ELIVATE
Be Part of It
REGULATION CROWDFUNDING
LAUNCHING SOON ON STARTENGINE
getelivated.com

X/Twitter 2/25

🚀 We're about to take a huge step forward to help thousands more live healthier, longer.

What if you could turn your fears of getting older into action to live healthier longer?

You can now take control of your aging! Elivate is delivering breakthrough proactive aging treatments directly to your house.

Check out more here: https://www.getelivated.com/

#LongevityTech #HealthyAging

Emails 2/25

Christine/Erin lists:
Subject: %FIRSTNAME%, you're invited to our upcoming launch!
Pre-header: please add
Header: Redefining how we perceive and manage aging
Visual: ??

I hope you're doing well! I'm jumping into your inbox based on [insert each group version]. I'm excited to share what I've been working on - some of the inspiration for it has some roots in our shared communities.

I hope you'll be as excited about it as I am!

I'm working with (Erin and Christine version) a company in the longevity tech space called Elivate. We are **redefining how people perceive and manage aging by delivering proactive aging treatments directly to consumers.**

Proactive aging
We're at a first-in-human-history inflection point - cutting-edge treatments are just starting to be available that make it possible to take control of your aging process. These emerging therapies can slow your pace of aging, rejuvenate cellular function, and even regenerate damaged cells.

What would change in your life if you could take control of your aging process and live healthier longer?

You're invited
We have a big launch coming up and I wanted to send a heads-up before sending our launch campaign. If you're not interested in longevity science and the coming treatment opportunities, feel free to opt-out - and thanks for taking the time to read this!

Thank you and looking forward to your involvement!!

Erin Burgess
erin@getelivated.com
www.getelivated.com

Christine Loredo
christine@getelivated.com
www.getelivated.com

Join the movement to redefine how we perceive and manage aging!

Deirdre & Kerry lists

1. Tier 1: no email send today

2. Tier 2A: Intro email by group [version for each of these groups, language below]

Visual: I think this would be most effective if it uses the picture of me and Kerry next to the camper on day 1 - shared in slack

Subject: %FIRSTNAME%, you're invited to our upcoming launch!
Pre-header: please add
Header: Redefining how we perceive and manage aging

I hope you're doing well! I'm jumping into your inbox based on [insert each group version]. I'm excited to share what I've been working on - some of the inspiration for it has some roots in our shared communities.

I hope you'll be as excited about it as I am!

- Summit (both known and unknown): based on [our shared involvement in the Summit community]
- Dreamers & Doers: based on [our shared involvement in the Dreamers & Doers community]
- NEW Hoffman: based on [connecting at Hoffman]
- Tahoe: based on [being part of this amazing Tahoe community]
- Friends (includes Austin, SF, Oakland): based on [our friendship and the amazing experiences I want to have more of with you!]
- Past colleagues (anyone with company name as identifier): based on [our shared work past and interests]

I'm growing a company in the longevity tech space called Elivate. We are **redefining how people perceive and manage aging by delivering proactive aging treatments directly to consumers.**

Proactive aging
What would change in your life if you could take control of your aging process and live healthier longer?

Creating this change at scale is something I'm passionate about and have committed my second half years to.

We're at a first-in-human-history inflection point - cutting-edge treatments are just starting to be available that make it possible to take control of your aging process. These emerging therapies can slow your pace of aging, rejuvenate cellular function, and even regenerate damaged cells. Soon therapies will be even more powerful in improving healthspan.

You're invited
We have a big launch coming up and I wanted to send a heads-up before sending our launch campaign. If you're not interested in longevity science and the coming treatment opportunities, feel free to opt-out - and thanks for taking the time to read this!

Thank you and looking forward to your involvement!!
D

Deirdre Davi

deirdre@getelivated.com
415 279 9933
Founder, CEO Elivate
www.getelivated.com

Kerry Glancy
kerry@getelivated.com
415 279 9933
Founder, COO Elivate
www.getelivated.com

Join the movement to redefine how we perceive and manage aging!

NOTE: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Make opt-out/unsubscribe bigger and more obvious than usual.

3. Tier 2B: Intro email by Elivate involvement group [version for each of these groups, language below]

Visual: I think this would be most effective if it uses the picture of me and Kerry next to the camper on day 1 - shared in slack

Subject: %FIRSTNAME%, you're invited to our upcoming launch!

Pre-header: We're grateful for your support of Elivate - now share in our growth!
Header: Ready to take control of your aging?

I hope you're doing well! I'm Deirdre, the founder and CEO of Elivate. I'm reaching out based on [insert each group version]. First of all, thanks for being part of our first 18 months!

- Elivate partners: based on [our partnership over the past year]
- Elivate customers: based on [you being a valued Elivate customer]
- Elivate customer or prospect (if unknown from Elivate list): based on [your interest in Elivate]

Elivate has grown and evolved since we started, and we're excited to share where we're headed with you. We hope you'll be as excited about it as we are!

Proactive aging
Elivate's vision is to **redefine how people perceive and manage aging by delivering proactive aging treatments directly to consumers.**

We're at a first-in-human-history inflection point - cutting-edge treatments are just starting to be available that make it possible to take control of your aging process. These emerging therapies can slow your pace of aging, rejuvenate cellular function, and even regenerate damaged cells. Soon therapies will be even more powerful in improving healthspan.

What would change in your life if you could take control of your aging process and live healthier longer?

You have priority access as part of the Elivate community!

We are launching a fundraising campaign this week called Regulation Crowdfund, a new type of investment class approved by the SEC in 2016. We have chosen to fundraise using Reg CF because it best enables us to share the upside of our success with our people.

Learn more:

Why to Invest (doc)
Elivate investment opportunity (deck)

Get involved:
Reserve your investment now before we launch to the StartEngine community and beyond.

—----enclose in colored box—--------

Next step:

We'll share a link to our StartEngine page as soon as we launch so you can get involved. We'll share more info on the industry and company over the next few days before launch as well.

Thank you and looking forward to your involvement!!
D

Deirdre Davi
deirdre@getelivated.com
415 279 9933
Founder, CEO Elivate
www.getelivated.com

Join the movement to redefine how we perceive and manage aging!

NOTE: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Outreach 2 2/26


ELIVATE
The Future of Aging Is Changing
What Does That Mean For You?
"Science is showing that while chronological aging is inevitable, biological aging is malleable. There's a part of it that you can fight, and we are getting closer and closer to winning that fight."
—Eric Verdin, MD, CEO., Buck Institute
getelivated.com

LI 2/26

🚀 How old are your cells? What's your goal for when you're 80?

Longevity science has been studying how and why our cells age, and what cellular aging causes over the past few decades. These studies have led to the development of treatments and therapies that are available now and will identify many more ways to manage, slow, or reverse aging in the coming years.

291.5 million people in the US are interested in taking action to live healthier for longer. Let's help them do it!

And they're willing to invest in it:
📈 $203 billion will be spent on longevity in 2025

📈 That number will triple in the next 10 years
📈 81% of longevity seekers are willing to spend to increase their healthspan

Yet, 74% say they don't know how to influence their aging.

As we've seen over our first 18 months, the demand is there - and it's time for us to scale so we can help thousands more improve their healthspan.

Elivate delivers cutting-edge longevity treatments in concierge-level experiences that are accessible and affordable for everyone.
We are committed to helping as many people as possible take control of their healthspan and function at their best for decades to come.

As my beloved Nana Mary (Olympian speed skater) said "when you stop moving, you die". Elivate keeps people moving for 100+ years of adventure.

We're thrilled to be growing in an industry that's changing lives, and even more excited to give our communities the opportunity to be part of this movement.

🚀 Our Regulation Crowdfunding campaign is launching soon on StartEngine

Priority access is open for just 3 days! Be among the first to reserve your spot. Visit https://www.getelivated.com/crowdfunding-feedback to reserve or book a meeting to learn more.

#LongevityTech #HealthyAging #InvestInYourFuture #LongevityRevolution #Elivate

NOTE: Part of Elivate's Regulation Crowdfund Testing the Waters phase. No Money Or Other Consideration Is Being Solicited, And If Sent In Response, Will Not Be Accepted. No Offer To Buy The Securities Can Be Accepted And No Part Of The Purchase Price Can Be Received Until The Offering Statement Is Filed And Only Through An Intermediary's Platform. An Indication Of Interest Involves No Obligation Or Commitment Of Any Kind. "Reserving" Securities Is Simply An Indication Of Interest.


ELIVATE
The Future of Aging Is Changing
What Does That Mean For You?
"Science is showing that while chronological aging is inevitable, biological aging is malleable. There's a part of it that you can fight, and we are getting closer and closer to winning that fight."
—Eric Verdin, MD, CEO., Buck Institute
getelivated.com

IG 2/26

Do you have a goal for when you're 80? 👀

🏂 I want to snowboard at Alpine Meadows when I'm 85 - and not on my butt!

The future of aging is changing.
8 in 10 of us are already investing in our longevity - and demand is only growing.
$44B will be spent on proactive aging treatments in 2030.

💡 But 74% of people don't know what action to take.

Elivate delivers cutting-edge longevity treatments in concierge-level experiences that are accessible and affordable for everyone.
We are committed to helping as many people as possible take control of their healthspan and function at their best for decades to come.

Because the goal isn't just to live longer - it's to live better.

✨ Join us! Priority access is open for 2 more days! Make sure to claim your spot.
🔗 Tap the link in bio to reserve or book a meeting to learn more!

#LongevityRevolution #HealthyAging #InvestInYourFuture #Elivate

NOTE: Part of Elivate's Regulation Crowdfund Testing the Waters phase. No Money Or Other Consideration Is Being Solicited, And If Sent In Response, Will Not Be Accepted. No Offer To Buy The Securities Can Be Accepted And No Part Of The Purchase Price Can Be Received Until The Offering Statement Is Filed And Only Through An Intermediary's Platform. An Indication Of Interest Involves No Obligation Or Commitment Of Any Kind. "Reserving" Securities Is Simply An Indication Of Interest.

X/Twitter 2/26

🚀 The Longevity Revolution is here – join us to live healthier longer

📈291.5M people want to take action to live healthier longer
$203B will be spent on longevity in 2025, and that number TRIPLES in 10 years
📈$44B will be spent on proactive aging treatments in 2030

Elivate delivers cutting-edge longevity treatments in concierge-level experiences that are accessible and affordable for everyone.

The goal isn't just to live longer - it's to live better.

Check out more here: https://www.getelivated.com/

#LongevityRevolution #InvestInYourFuture

Email 2/26 (Christine/Erin, D/Kerry tier 2A, 2B)

1. Tier 1: no email send today

2. Christine & Erin lists, D&K Tier 2A & 2B

Subject: 291.5M people want to take action to live healthier longer
Pre-header: And more than half want to live to be older than 100!
Header: $44B will be spent on proactive aging treatments in 2030

Visual:


ELIVATE
What's Possible in the New Era of Proactive Aging?
getelivated.com

{{ personalization_token('contact.firstname', 'Hey') }},

Did you catch yourself scowling at your reflection in the mirror this week? While we focus on wrinkles, aches, pains, and the more tangible symptoms of aging, aging is happening in ways you can't feel every day - in all of the cells in your body. These cells are the key to managing your aging proactively.

Longevity science has been studying how and why our cells age, and what cellular aging causes over the past few decades. These studies have led to the development of treatments and therapies that are available now and will identify many more ways to manage, slow, or reverse aging in the coming years.

Industry Growth 2025 to 2035:

- 291.5M longevity seekers will spend $203B in 2025
- Aging management & longevity spending will triple by 2035
- The market size for longevity therapies specifically is forecast to be $65 billion by 2035

A great example of industry growth is a company we have been working with for 3+ years - Function Health. Valued at $191M in June 2024, they are now valued at $2.5B.

The opportunities available to us now are completely groundbreaking, and we're thrilled to be growing Elivate in an industry that is and will have such an impact on all of our lives.

—----enclose in colored box—---------

Priority access open for 2 more days!

Launching our Reg CF campaign very soon will enable us to share the upside of our success with our people. Reserve your investment now before we launch to the StartEngine community and beyond.

Learn more:
Why to Invest (doc)
Elivate investment opportunity (deck)

—----enclose in colored box—---------

Next step:
We'll share a link to our StartEngine page as soon as we launch so you can take action.

Thank you and we are looking forward to your involvement!!

D

Deirdre Davi
deirdre@getelivated.com
415 279 9933
Founder, CEO Elivate
www.getelivated.com

NOTE: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Join the movement to redefine how we perceive and manage aging!

ELIVATE

Outreach 3 2/27

LI 2/27



ELIVATE
The Old 75
The New 75
AGING MEANS SLOWING DOWN
Sedentary lifestyle, more frequent health issues
10-20 EXTRA HEALTHY, ACTIVE YEARS
Science-backed longevity treatments improving function & vitality
DECLINING ENERGY & STRENGTH
Managing chronic pain, limited mobility, dependence on medications
STRONGER, HEALTHIER, THRIVING
Active lifestyle—hiking, traveling, working out, living fully
getelivated.com

80% of us can improve our healthspan & longevity - regardless of where we're starting from! What could that mean for you?

We are entering a new era of proactive aging, where science-backed innovations are making it possible to take control of how we age.

Imagine adding 10 to 20 healthy, active years to your life -and you can start training for longevity TODAY.

At Elivate, we are making breakthrough longevity treatments accessible and affordable - helping people stay strong, energized, and capable of doing what they love well into their later years.

And now, we're inviting you to be part of the movement.

🚀 **Only 1 more day** to claim Priority Access before we launch our Regulation Crowdfund campaign on StartEngine. Visit https://www.getelivated.com/crowdfunding-feedback to reserve or book a meeting to learn more.

#LongevityRevolution #HealthyAging #InvestInYourFuture #LongevityTech #AgeTech #ProactiveAging #HealthyForLife #Elivate #GetElivated #healthspan

NOTE: Part of Elivate's Regulation Crowdfund Testing the Waters phase. No Money Or Other Consideration Is Being Solicited, And If Sent In Response, Will Not Be Accepted. No Offer To Buy The Securities Can Be Accepted And No Part Of The Purchase Price Can Be Received Until The Offering Statement Is Filed And Only Through An Intermediary's Platform. An Indication Of Interest Involves No Obligation Or Commitment Of Any Kind. "Reserving" Securities Is Simply An Indication Of Interest.


ELIVATE
The Old 75
The New 75
AGING MEANS SLOWING DOWN
Sedentary lifestyle, more frequent health issues
10-20 EXTRA HEALTHY, ACTIVE YEARS
Science-backed longevity treatments improving function & vitality
DECLINING ENERGY & STRENGTH
Managing chronic pain, limited mobility, dependence on medications
STRONGER, HEALTHIER, THRIVING
Active lifestyle—hiking, traveling, working out, living fully
getelivated.com

IG 2/27

🧐 What did 75 year-olds expect and feel like in the past? What should we expect at 75 now?

🧓 75 yesterday: Slowing down, managing chronic disease and age-related decline, fearful of what will happen as you age

🏋️ 75 today: Active and engaged, preventing chronic disease, adding 10-20 healthy, fulfilling years through proactive aging, confident that you're co-creating your destiny

80% of us can improve our healthspan and longevity - no matter our starting point.

Science-backed breakthroughs are making it possible to take control of how we age - and we're here to help you do it.

🚀 **Last day to claim Priority Access** ✨

🔗 Tap the link in bio to secure priority access or book a meeting to learn more!

#LongevityRevolution #HealthyAging #InvestInYourFuture #LongevityTech #AgeTech #ProactiveAging #HealthyForLife #Elivate #GetElivated #Healthspan

NOTE: Part of Elivate's Regulation Crowdfund Testing the Waters phase. No Money Or Other Consideration Is Being Solicited, And If Sent In Response, Will Not Be Accepted. No Offer To Buy The Securities Can Be Accepted And No Part Of The Purchase Price Can Be Received Until The Offering Statement Is Filed And Only Through An Intermediary's Platform. An Indication Of Interest Involves No Obligation Or Commitment Of Any Kind. "Reserving" Securities Is Simply An Indication Of Interest.


ELIVATE
The Old 75
The New 75
AGING MEANS SLOWING DOWN
Sedentary lifestyle, more frequent health issues
10-20 EXTRA HEALTHY, ACTIVE YEARS
Science-backed longevity treatments improving function & vitality
DECLINING ENERGY & STRENGTH
Managing chronic pain, limited mobility, dependence on medications
STRONGER, HEALTHIER, THRIVING
Active lifestyle—hiking, traveling, working out, living fully
getelivated.com

X/Twitter 2/27

80% of us can improve our healthspan - starting NOW.

Imagine adding 10–20 healthy, active years to your life. What would you do?

Elivate is making longevity treatments accessible, and YOU can be part of the movement.
Check out more here: https://www.getelivated.com/

#HealthyAging #LongevityTech

Email 2/27 (Christine/Erin, D/Kerry tier 2A, 2B)

1. Tier 1: no email send today

2. Christine & Erin lists, D&K Tier 2A & 2B

Subject: What will your 75 be?
Pre-header: We can gain 10 to 20 years, no matter when we start
Image:


ELIVATE
The Old 75
The New 75
AGING MEANS SLOWING DOWN
Sedentary lifestyle, more frequent health issues
10-20 EXTRA HEALTHY, ACTIVE YEARS
Science-backed longevity treatments improving function & vitality
DECLINING ENERGY & STRENGTH
Managing chronic pain, limited mobility, dependence on medications
STRONGER, HEALTHIER, THRIVING
Active lifestyle—hiking, traveling, working out, living fully
getelivated.com

Header: What's possible at 75?

%FIRSTNAME%, do you have a goal for what you'd like to be able to do when you're "old"? My personal goal is to snowboard top to bottom at my home mountain, Alpine Meadows, when I'm 85 - and not on my butt!

That's a few less than 30 years from now, and I'm thrilled to be an early adopter of emerging treatments that manage aging by addressing the root causes rather than treating the symptoms.

We've learned a lot about the biology of aging - and we all have the opportunity to expect more.

🧑‍🦯 75 yesterday: Slowing down, managing chronic disease and age-related decline, fearful of what will happen as you age

🏋️ 75 today: Active and engaged, preventing chronic disease, adding 10-20 healthy, fulfilling years through proactive aging, confident that you're co-creating your destiny

80% of us can improve our healthspan and longevity - no matter our starting point.

Science-backed breakthroughs are making it possible to take control of how we age - and we're here to help you do it.

Visual: quote from Eric Verdin "95 should now be your goal"

Elivate is making proactive aging treatments accessible and affordable so you can expect more and live "more better"!

—-----enclose in colored box—---------

Last day of priority access!

Reserve your investment now before public launch.

If you haven't yet seen details about the opportunity:
Why to Invest (doc)
Elivate investment opportunity (deck)

—----enclose in colored box—--------

We'll send the Elivate campaign page on StartEngine as soon as we launch - get ready!

Thank you for learning more and looking out for our launch!

D
Deirdre Davi
deirdre@getelivated.com
415 279 9933
Founder, CEO Elivate
www.getelivated.com

Join the movement to redefine how we perceive and manage aging!

Elivate, 275 Montclair Drive B6057, TAHOE CITY, California, 96145, United States, 5304262610
Unsubscribe Manage Preferences

My issues with both of these is that everything is essentially the same size, I don't know where to look or what's important. Suggestions:

Make the headline & logo bigger & the focus
I like the url, phone # & the social media treatments below
Drop the font size down even more than below for the address & unsubscribe
Address line should read: PO Box 6057, Tahoe City, CA 96145
No company name needed, no actual street address (where we actually live!)

Be part of the movement
- let's redefine aging and reshape the future together!

www.getelivated.com
(530) 426-2610

Elivate, 275 Montclair Drive B6057, TAHOE CITY, California, 96145

NOTE: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST

We all have the power to live healthier longer.
How will you make your Second Half Full?

ELIVATE

www.getelivated.com
(530) 426-2610

PO Box 6057, Tahoe City, CA 96145
Unsubscribe Manage Preferences

We all have the power to live healthier longer.
How will you make your Second Half Full?

ELIVATE

www.getelivated.com
(530) 426-2610

PO Box 6057, Tahoe City, CA 96145
Unsubscribe Manage Preferences

ELIVATE

Making Longevity Accessible

Why Invest in Elivate

1. Fundamental human need & opportunity
2. Unique value proposition
3. Team and traction
4. Market size and potential
5. Differentiated business model
6. Growth projections & paths

To impact human healthspan individually and at large scale we need to match emerging treatments with customer goals and create real results in people's lives. That's why we created Elivate.

It's not about the years in our life, but the life in our years.
You're investing in helping all of us live healthier longer.

Other resources:
Elivate investment opportunity deck
2-page Why to Invest Summary doc
Regulation Crowdfund from SEC

---

1. Fundamental human need = massive opportunity

Historically, we have been taught to accept that we will slow down, stop moving well, and live with chronic diseases as we get older. Many of us are already experiencing challenges based on the wear and tear of the years we've lived.

Even more challenging is the daily worry most of us experience about what will happen to us as we age.

- Will I lose my mind, not remember, not know my loved ones?

- Will I still be able to run/bike/ski/golf/play pickleball at 70? 80? 90?
- Will I be able to travel and see new places?
- Will I miss events with my loved ones?
- Will I be in pain?
- Will I have enough money for my lifetime?
- What won't I be able to do/experience?

Our uncertainty about aging is pervasive, stressful, and isolating - even though it's part of our human experience. The belief that aging is out of our control means we often operate from a place of fear.

For the first time in human history, we CAN manage our aging. We no longer need to accept aging and chronic disease as inevitable.

The goal:

- ➔ **87% (291.5M) want to take steps to live healthier for longer**
- ➔ **53%** want to live to the age of 100 or older
- ➔ **81% are willing to spend to increase their longevity** [Forbes Health survey]

The need:

- ➔ **74%** aren't knowledgeable enough about **HOW to influence their aging and longevity** [based on a basic 20-question Longevity IQ quiz]

The big human opportunity:

Shifting how people think about and manage aging will change their functional healthspan, but importantly this shift will also impact their mindset about their future.

If we manage rather than fear aging, what will we do differently? If we know we can live healthier and longer while knowing what's going on with our bodies, what will we change/do/contribute in the second half of our lives? We will wake up every day feeling and functioning better, and instead of our brains being filled with limitations and fears, we can focus more on hopes and plans.

We can reach out, and apply our wisdom and experience rather than closing our worlds down. Just imagine how much we all could benefit from this shift in the human experience.

2. Elivate's unique value proposition

Elivate is redefining how we perceive and manage aging.

Every Elivate service delivered helps someone stay active, energized, and vibrant both in the moment and as they age.

We enable people to "train for longevity" as a lifelong journey based on personal goals and measurable progress. We deliver both immediate and long-term value to clients via treatments that address the root causes of aging, not just the symptoms.

- Cellular rejuvenation treatments restore cellular function and energy production, often by replenishing essential building blocks like NAD+
- Cellular regeneration treatments that repair or replace damaged cells and tissues - and enhance mobility
- Emerging therapies that slow (and will soon **reverse**) aging processes

Our initial customers and our ongoing target are people 35+ who embrace the opportunity to take greater control of their health and are eager to explore proactive, preventative treatments as they are developed.


41.2
Biological Age
Your biological age is 15.9 years younger than your calendar age.
Based on lab tests from January 2024
Read more
functionhealth.com

***Actual data:** Elivate's founder and CEO is 16 years biologically younger than her chronological age.
In one 6 month period using supplements and nutrient IV therapies, she lowered her biological age by 3 years. She's still working to get below 40!*

3. Team & Traction

Year 1 traction:

- Concept to service delivery in 141 days - in the most medically-regulated state in the US
- $135,000 revenue in year 1, 2x average franchise drip bar location year 5
- 80% conversion from online schedule request
- $255 ARPU | 80% margin | $56 (23%) net profit per service
- 1/3 repeat customers
- 47% of revenue from repeat customers
- Customer lifetime value >$1500
- Year 1 cost optimization: Labor costs down 77%, COGS down 45%
- 6-month testing of delivery channels identified the optimal delivery model
- Model is high-leverage and scalable: Fixed costs to provide services, significant upside in revenue per service
    - Fixed Delivery Costs: based on nurse hours per visit (majority is one hour)
    - Variable Revenue: Emerging treatments will yield 10 to 20x revenue per service

Founders

Elivate was founded in 2023 and is led by:
Deirdre Davi: Chief Executive Officer
Kerry Glancy: Chief Revenue Officer

The founding team has over 60 years of experience as entrepreneurs and operators and has worked together at more than 6 companies over the past 30 years. Their proven partnership will be key to the success of Elivate.

In addition to their shared experience, Kerry owned and led restaurants in San Francisco for 20+ years. The hospitality and operations skills she acquired while scaling and managing teams and designing and executing in-person customer experiences are driving the growth of Elivate.

After a decade as a leader at various start-ups, Deirdre has developed product, brand, and business strategy for industry leaders like Google, Microsoft, Salesforce, Qualcomm, Disney, and Adobe, first as an Omnicom executive and later in a consulting firm she founded. She also led North America business marketing for Facebook. Deirdre specializes in strategic decision-making at key inflection points to drive business growth.

Two decisions that are driving Elivate momentum highlight her skills:

1. Mobile-only delivery
2. Focus on curating the housecall experience vs. a single treatment

Because of this, in year 1 we prioritized personally selling and learning. We focused on testing across delivery channels and customer profiles to deeply understand the market, the consumers, and their feedback. Based on thousands of interactions, we developed a singular focus on in-home delivery and refined the customer experience to be truly differentiated in the market.

In year 2 the focus will be on applying initial hands-on learning to create scale.

The founders bring 3 specific “superpowers” that make them uniquely capable of executing Elivate’s business model and growth projections:

Customer experience

The hands-on year 1 customer focus enabled the team to create the “housecall” order and delivery process combining both automated state-of-the-art technology and high-touch personal help.

- Both digital and physical experience design
- Kerry developed and launched multiple new restaurants, personally designing the entire experience from menu to staff to environment
- Deirdre was most recently a Chief Experience Officer in addition to consulting

Customer relationships

Deirdre and Kerry spent years at Brightkraft directly managing market research, honing a strategic approach to developing and managing customer relationships. They have built and will continue to improve 2 elements of Elivate’s differentiated approach:

- Efficient automated technology infrastructure with one-click scheduling, so a familiar first step enables someone to enter the unknown new “longevity” area
- Highly personalized human interactions both during the housecall planning process and before, during, and after housecall delivery.

Elivate consumers feel grateful for and delighted by the level of personalized care they receive, which far exceeds the majority of their experiences with brands today.
Because we bring people treatments that actually impact how they age, we achieve a rare level of customer relationship and satisfaction.

Customer acquisition
Based on 20+ years of work with digital advertising products and customers, Deirdre has a deep understanding of how to use digital platforms and tools for both organic and paid lead generation.

Company and Team
Elivate's corporate structure is based on state medical regulations that require separation between medical and non-medical operations.

1. Management (non-medical) corporation
2. Medical corporation

We have established the corporate structure to optimize our ability to meet diverse regulations across states. Therefore we have a C corp holding company called Second Half Full and the LLC we have been operating under, called Elivate Management Services (dba Elivate). Elivate is a fully owned subsidiary of Second Half Full.

This investment opportunity is for ownership of equity in Second Half Full Inc.

Elivate operates under a Medical Director and with a team of independent, licensed medical professionals. The company currently has a set of >20 independent medical professionals (RNs, PAs, NPs) structured in geographical pods (Multiple Tahoe regions, Reno, San Francisco, Sacramento/Grass Valley operational now). Elivate manages provider availability, coverage, and housecall assignments weekly and daily, similar to models like Uber.

- The team described here is responsible for both Elivate and Second Half Full. 2 PT Marketing resources: one focused on lead generation and one on relationship/retention
- 1 PT Provider & customer relationship resource
- 1 PT bookkeeper

We also have an advisory board to provide expertise in functional medicine, clinical applications of emerging preventative treatments, and specific types of proactive aging (weight management, hormone replenishment, etc.)

In 2025 we plan to add:

- Chief of Staff
- Ops & Provider Lead
- Provider Manager
- Field ops managers (one Tahoe, one Bay Area initially)
- Growth Marketing Lead

4. Market size & potential

"Science is showing that while chronological aging is inevitable, **biological aging is malleable. There's a part of it that you can fight**, and we are getting closer and closer to winning that fight."
—Eric Verdin, MD, CEO., Buck Institute

The frontier of aging research is focused not just on living longer but on living better. Aging is no longer viewed as an inevitable decline; it's a process we can influence. Aging isn't a byproduct of disease—it's the underlying driver of many chronic conditions.

Science has shown that cellular damage is one of the primary drivers of aging, and factors like dehydration, nutrient deficiencies, and oxidative stress accelerate it.

Longevity & Age Tech is already a $2T industry, forecast to grow to $4.5T in 2035.
Proactive aging, a portion of this, has a market size of >$200B.

Function Health, one of the digital clinics we partner with is now valued at $2.5B (up from $191M in 6/24)

291.5M longevity seekers will spend $203B in 2025 and 3x that in 10 years

- 8 in 10 longevity seekers in the U.S. actively invest in their healthspan.
- Aging management & longevity spending will triple in the next 10 years.
- Concierge medicine alone = $19B+ market growing at 9.7% CAGR.

No matter our age, at least 80% of us can improve the pace at which we age, effectively “adding” as much as 10 or even 20 healthy active years.

5. Differentiated business model

Most of these emerging prevention and aging management therapies are not accessible through our healthcare system.
Right now functional medicine and preventative solutions are available to the 5% who can afford biowellness club memberships or concierge doctor subscriptions in addition to their health insurance costs.

Elivate is working to enable a larger portion of longevity seekers to access real results that impact their pace of aging using a “mass affluent” concierge model (with price by treatment, not pre-paid subscription).

We provide access to **longevity results** for the next ⅓ of the population, by offering an alternative to concierge doctors.

Elivate delivers longevity directly to people in their homes, leveraging the caregiving and problem-solving attributes of nurses. No widely accessible service exists to deliver preventative treatments that improve how people age and how long they live fully.

Elivate has delivered over close to 1000 treatments, with an ARPU of $255 and 80% margin. Over ⅓ of our visits are repeat customers, responsible for 47% of our revenue.

Based on thousands of consumer interactions, we built infrastructure and processes to ensure each nurse visit yields a minimum net profit of 20 - 25%.

Costs are fixed based on nurse hours
At least 80% of our house calls require one hour, the rest only 2 hours. The nurse costs to deliver ANY infusion or injection remain the same regardless of treatment.

Revenue per nurse hour upside:

- Multiple services per visit: We provide services for an average of 3 to 4 clients per visit (capacity 4 to 5 per nurse hour) yielding 3 to 4x revenue for the same one or two nurse hours.
- Increasing treatment prices: Emerging cell therapy and healthy aging infusions & injections will be priced 10x to 20x higher than year 1 nutrient & hydration IVs. These will require the same stable nurse hours so costs remain the same with exponential growth in margins per service.

Customer experience focused on personal goals and results


Faith Conover
4 days ago
The best asset to have, their expertise has been a life saver. If you're looking for the best recovery plan, this is it!

Our customers are amazed and delighted by each Elivate housecall, featuring an hour of nurse access, personalized care, and the ongoing guidance of a licensed provider.

- Tracking empowers people to see improvement in biological age, an indicator of how well our cells and systems are functioning
- On-demand concierge-level care - customers simply choose a time, then identify what meets their needs
- One-on-one wellness advisors work with the customer to curate the housecall experience, often including multiple treatments and services
- Focus on improving function with proactive, preventative, personalized treatments
- Emerging therapies are designed to enhance cellular function, regenerate tissue, slow specific aging processes, and prevent chronic diseases caused by aging
- Time, attention, knowledge, advice, and personal care provides reassurance to increase comfort with the infusions and injections that are the most effective delivery methods for proactive aging treatments

- Shared experience/learning with time for questions & learning as longevity science evolves

6. Growth projections & paths



Partner Treatments
Regenerative Treatments
Nutrient Treatments
$25,000,000
$20,000,000
$15,000,000
$10,000,000
$5,000,000
$0
Gross Revenue
$20,027,173
$5,890,345
$1,237,591
$134,192
2024
2025
2026
2027

We have successfully established the medical resources, infrastructure, and business model to ensure a larger segment of the population can access new preventative treatments. We will now scale that last mile infrastructure both directly to consumers and in partnership with other brands as a white-label *service*.

B2C growth

In years 2, 3, and beyond, we will continue to grow through B2C customer acquisition to build awareness, establish brand affinity, and grow revenue. Direct consumer interaction as we expand geographically also enables us to deeply understand customer needs and behavior as the industry evolves.

Year	Customers	ARPU	Revenue	% Repeat Revenue
2024	700	$255	$135K	47%

2025	4,855	$325	$1.2M	55%
2027+	20,000+	$2,500	$20M+	65%+

Demand-based just-in-time expansion

We are committed to fully mobile delivery to minimize fixed costs. Our geographic expansion, first in multiple Northern California areas, will be based on markets where we have established sufficient demand. We enable this with "just-in-time" delivery and automated nurse availability and deployment. We don't need to "open" new markets -instead, we build nurse coverage in flexible "pods" in targeted geographic areas in advance of demand, and deploy these providers based on customer orders. We currently have multiple delivery "pods" in development (2 fully operational, 3 with initial team, 2 to come):

- Greater Tahoe: our forecast shows our first market alone has the potential to reach $100k - $150k monthly
- Reno
- Sacramento/Grass Valley
- Marin
- San Francisco
- East Bay
- South Bay

B2B Partnerships: enhance partner customer service & relationships

We are developing first-mover learning and expertise in longevity delivery - in addition to our direct-to-consumer growth above, we will also provide last-mile delivery capability for developing longevity brands.

- Provide plug-and-play in-home delivery capability to enhance the offerings of brands like Superpower and Love.Life as they grow their customer relationships
    - Complements biowellness clubs & centers
    - Enhances reach of digital clinics
- Bypass time & cost to build delivery infrastructure from scratch
- White label for brand continuity - brand and customize experience to align with partner brands

We already have partnerships established with several brands, including Superpower, Inside Tracker, and Function Health. We have initial feedback from 2 potential "last mile" partners, one of which indicated "we would absolutely be interested in expanding our customer reach and relationship by partnering on in-home delivery to supplement our facilities".

7. Learn more

Regulation Crowdfund from SEC

Aging & Longevity science
Buck Institute for Research on Aging
The world's first biomedical research institution devoted solely to research on aging.

American Academy of Anti-aging Medicine

Peter Attia, MD, author of "Outlive"

Open AI's new model takes on Longevity Science

Specific articles:
NIH: Can we slow aging?
Molecular Damage in Aging
Oxidative stress, cell cycle, and neurodegeneration
Aging: The Biology of Senescence

Proactive aging treatments today and tomorrow

Available treatments focus on cellular health and metabolic function to manage aging by addressing the root causes rather than treating the symptoms.

Types of therapies Elivate offers to impact the root causes of aging:

1. Cellular Rejuvenation
2. Cellular Regeneration
3. Cellular Energy production

Cellular Rejuvenation
Restore cellular function and energy production, often by replenishing essential building block molecules and coenzymes.

Examples:
- Vitamin/Nutrient/amino acid infusions: replenish critical nutrients and hydrate the body at the cellular level, promoting DNA repair, reducing inflammation, and supporting mitochondrial function
- Senotherapy: therapeutic strategies that target cellular senescence, a condition where cells become dysfunctional and contribute to aging and age-related diseases

Cellular Regeneration
Repair or replace damaged cells and tissues

Examples: exosomes, various stem cell therapies

- Regenerate from injuries or tissue damage without surgery
- Regenerate soft tissue, improve joint health, and accelerate recovery from injuries
- Avoid surgery after injury

Cellular Energy Function

- Metabolic enhancement by targeting metabolic pathways to improve energy production and reduce oxidative stress
- Support mitochondrial function to optimize cellular energy production (ex NAD+ therapy)
- Improve cognitive function while reducing age-related decline

Anti-aging treatment options
Cell-based therapies
Stem cell success rate
The emerging role of exosomes
Cell therapy for heart failure

Intermediary's Platform. An Indication Of Interest Involves No Obligation Or Commitment Of Any Kind. "Reserving" Securities Is Simply An Indication Of Interest

Please help us spread the word to more potential investors!

We'd love your help in sharing the Elivate investment opportunity with at least 10 of your people. Here's the info you need to make sharing super simple.
Please CC deirdre@getelivated.com whenever possible.

> *Friends of mine are growing a company called Elivate to help people live healthier longer by proactively managing their aging. I thought this opportunity might be interesting and a good fit for you.*
>
> *Elivate delivers proactive aging and longevity treatments in curated nurse house calls.*
>
> - Agetech industry: $2T growing to $4.5T by 2035
> - *Elivate has significant momentum and customer love.*
> - *Their model is highly scalable and has great potential to partner with longevity brands as a white-label home delivery service*
>
> *Their mission is to make preventative care more accessible and affordable for the majority that can't afford concierge medicine or biohacking club memberships.*
>
> *They are raising money through a regulation crowdfunding campaign. to meet 10x revenue projections in 2025. Learn more: Why to Invest (doc).*